

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 30, 2009

David R. Grace, CFO
Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, MA 01960

   RE: Beacon Roofing Supply, Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2008
     Filed December 2, 2008
     File No. 0-50924

Dear Mr. Grace:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Accounting Branch Chief